NOTICE OF AMENDMENT

TO:	The Holder of the Notes (as defined below)

RE:

Amendment to the indenture among Banro Corporation (the Company), the Guarantors and Equity Financial Trust Company (Equity) dated as of March 2, 2012 (as amended, restated and supplemented from time to time, the Note Indenture) providing for the issuance of an unlimited aggregate principal amount of 10% Senior Secured Notes due 2017 (the Notes)

All capitalized terms used but not defined herein have the meanings ascribed thereto in the Note Indenture.

The Company hereby provides notice to you pursuant to Section 9.02(d) of the Note Indenture that the Company, the Guarantors and Equity entered into an amending agreement to the Note Indenture made as of April 6, 2015 (the Note Indenture Amending Agreement). The Company also entered into an amending agreement made as of April 6, 2015 to the Collateral Trust Agreement (together with the Note Indenture Amending Agreement, the Amending Agreements). Pursuant to a consent solicitation by the Company, holders of Notes representing approximately 89% of the outstanding Notes consented to the Amendments (as defined below).

As referred to in the Company’s press releases dated February 27, 2015 and March 12, 2015 and as set out in the consent solicitation statement previously sent to holders of Notes, the Amending Agreements were entered into to effect certain amendments (the Amendments) to the Indenture and the Collateral Trust Agreement in order to secure the gold delivery obligations under the agreements entered into in connection with two gold forward sale transactions relating to the Twangiza mine and a gold streaming transaction relating to the Namoya mine, which provided aggregate gross proceeds to the Company of US$90 million.

Dated: May 22, 2015

BANRO CORPORATION

By:	(signed) “Geoffrey Farr”
Name:	Geoffrey Farr
Title:	Vice President, General Counsel
and Corporate Secretary